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                                  UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION            0-26954
                             Washington, D.C. 20549

                                   FORM 12b-25                   CUSIP NUMBER
                                                                 14983Y-10-7
                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K
             |X|Form 10-Q   |_| Form N-SAR
             For Period Ended:    March 31, 2001

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
        For the Transition Period Ended: ____________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                       N/A
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Part I -- Registrant Information

Full Name of Registrant             CD&L, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number) 80 Wesley Street
City, State and Zip Code                                  South Hackensack,
                                                          New Jersey 07606


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Part II -- Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

        CD&L, Inc. (the "Company") is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2001 within the time period prescribed for such report without unreasonable effort or expense. On March 30, 2001, the Company consummated a transaction providing for the sale of certain assets and liabilities of Sureway Air Traffic Corporation, Inc., its air delivery business. As a result of this transaction, the Company is required to reclassify the activities of the air delivery business as discontinued operations in its prior year financial statements. The Company expects to have finalized the reclassification of the prior year financial statements within the time-frame granted for filing the Company's report on Form 10-Q by Rule 12b-25(b).

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

Russell J. Reardon, Chief Financial Officer    (201)           487-7740
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(Name and Title)                             (Area Code)   (Telephone Number)



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        (2) Have all other periodic reports required under Sections 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                   |X|  Yes              |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   |X|  Yes              |_|  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating income, on a comparable basis, for the three months ended March 31, 2001 will be approximately $2,200,000 higher than the operating income reported for the three months ended March 31, 2000. This variance is due to both an improvement in profit margin as well as decreased selling, general and administrative expenses. The decrease in cost of revenue is mainly due to the Company's efforts to eliminate less profitable business. The decrease in selling, general and administrative expenses is primarily attributable to ongoing efforts to reduce and better control such costs and certain non-recurring items recorded during the first quarter of 2000.


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                                   CD&L, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2001                 By:    /s/ Russell J. Reardon
                                    Name:  Russell J. Reardon
                                    Title: Chief Financial Officer